UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

Silent Witness Enterprises Ltd.

6554 176 Street

Surrey, BC, Canada
V3S 4G5
(604) 574 1526
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

SILENT WITNESS ENTERPRISES LTD.

Date: January 8, 2004	By: /s/ R. K. (Rob) Bakshi

Name: R. K. (Rob) Bakshi
Title: Chairman, President & CEO

Consolidated Financial Statements of

SILENT WITNESS ENTERPRISES LTD.
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Telefax (604) 691-3031
Box 10426, 777 Dunsmuir Street	www.kpmg.ca
Vancouver BC V7Y 1K3 Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Silent Witness Enterprises Ltd. as at July 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended July 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the change in accounting for stock-based compensation as explained in note 2(l) to the financial statements, on a consistent basis.

Chartered Accountants

Vancouver, Canada
September 5, 2003

SILENT WITNESS ENTERPRISES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

July 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$9,923,008	$2,391,016
Accounts receivable	10,346,184	12,736,269
Income taxes recoverable	763,995	1,024,680
Inventory (note 3)	8,886,067	12,710,277
Prepaid expenses and deposits	474,907	1,492,205

	30,394,161	30,354,447
Investment (note 4)	—	1,358,552
Property, plant and equipment (note 5)	7,546,872	4,283,758
Other assets (note 6)	5,733,514	7,782,406

	$43,674,547	$43,779,163

Liabilities and Shareholders’ Equity
Current liabilities:
Bank loan (note 7)	$—	$2,376,450
Accounts payable and accrued liabilities	4,666,263	5,081,086
Warranty reserve	438,936	460,000

	5,105,199	7,917,536
Non-current liabilities (note 14(b))	763,628	—
Future income taxes (note 11)	1,051,833	368,381
Shareholders’ equity:
Share capital (note 9)	17,675,699	18,784,295
Contributed surplus (note 9(c))	46,733	65,902
Retained earnings	19,031,455	16,643,049

	36,753,887	35,493,246

	$43,674,547	$43,779,163

Commitments (note 14)
Contingencies (note 16)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director		Director

R.K. (Rob) Bakshi	David Shaw

SILENT WITNESS ENTERPRISES LTD.
Consolidated Statements of Earnings
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

	2003	2002	2001

Revenue	$56,636,391	$57,953,671	$40,040,867
Cost of sales (excluding amortization)	31,414,186	33,397,740	19,153,759

	25,222,205	24,555,931	20,887,108
Operating expenses:
Sales and marketing	7,965,574	8,421,193	5,618,797
General and administrative	3,813,974	4,424,851	3,662,121
Service	932,601	1,093,026	669,526
Research and development (net of investment tax credits of $798,890; 2002 - $1,498,339; 2001 - $498,206)	4,299,927	3,825,501	2,522,592
Integration costs of acquired business (note (8(a))	—	2,502,134	—
Foreign currency (gain) loss	819,400	(623,231)	(483,377)
Amortization	3,300,582	3,215,345	1,261,742

	21,132,058	22,858,819	13,251,401

Earnings before other income and income taxes	4,090,147	1,697,112	7,635,707
Other income (expense):
Interest/other income	30,607	(138,284)	345,149
Gain on sale of investment in SmartSight Networks Inc. (note 4)	784,254	—	—
Settlement of American Building Corporation claim (note 14(b))	(1,304,050)	—	—
Insurance proceeds (note 12)	—	—	710,107

	(489,189)	(138,284)	1,055,256

Earnings before income taxes	3,600,958	1,558,828	8,690,963
Income taxes (note 11):
Current (recovery)	529,100	(257,511)	3,390,033
Future	683,452	712,128	4,197

	1,212,552	454,617	3,394,230

Net earnings	$2,388,406	$1,104,211	$5,296,733

Earnings per share (notes 2(l) and 13):
Basic	$0.32	$0.16	$0.86
Diluted	0.31	0.15	0.80

See accompanying notes to consolidated financial statements.

SILENT WITNESS ENTERPRISES LTD.
Consolidated Statements of Retained Earnings
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

	2003	2002	2001

Retained earnings, beginning of year	$16,643,049	$15,692,314	$10,395,581
Adjustment to opening retained earnings (note 2(l))	—	(153,476)	—
Net earnings	2,388,406	1,104,211	5,296,733

Retained earnings, end of year	$19,031,455	$16,643,049	$15,692,314

See accompanying notes to consolidated financial statements.

SILENT WITNESS ENTERPRISES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

	2003	2002	2001

Cash provided by (used in):
Operations:
Net earnings	$2,388,406	$1,104,211	$5,296,733
Items not involving cash:
Amortization	3,300,582	3,215,345	1,261,742
Gain on sale of investment	(784,254)	—	—
Write-down of Gyyr inventory	—	1,200,000	—
Future income taxes	683,452	712,128	4,197
Stock-based compensation expense	(19,169)	(87,574)	—

	5,569,017	6,144,110	6,562,672
Change in non-cash operating working capital (note 10)	7,820,019	(9,881,264)	(1,003,563)

	13,389,036	(3,737,154)	5,559,109
Investing:
Purchase of investments	—	—	(1,358,552)
Proceeds on sale of investment	2,142,806	—	—
Purchase of property, plant and equipment and other assets	(4,514,804)	(1,429,997)	(1,003,470)
Acquisition (note 8)	—	(13,686,893)	(2,036,873)

	(2,371,998)	(15,116,890)	(4,398,895)
Financing:
Bank loan	—	14,396,116	—
Principal repayment of bank loan	(2,376,450)	(12,019,666)	—
Issuance of common shares, net of gross issuance costs	208,160	14,324,854	8,220
Share repurchases (note 9(b))	(1,316,756)	(1,025,980)	(1,207,102)
Capital lease payments	—	—	(3,198)

	(3,485,046)	15,675,324	(1,202,080)

Increase (decrease) in cash and cash equivalents	7,531,992	(3,178,720)	(41,866)
Cash and cash equivalents, beginning of year	2,391,016	5,569,736	5,611,602

Cash and cash equivalents, end of year	$9,923,008	$2,391,016	$5,569,736

Supplementary information (note 10)

See accompanying notes to consolidated financial statements.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

1.	Operations:

The Company was incorporated in 1986 under the Company Act (British Columbia). Its principal business activity is the research, development and marketing of monitoring and surveillance systems.

2.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and include the accounts of the Company and its wholly-owned subsidiaries.

All significant intercompany transactions and balances have been eliminated. Material measurement differences between Canadian GAAP and the United States GAAP are explained and quantified in note 19.

Material measurement differences between Canadian GAAP and the United States GAAP are explained and quantified in note 19.

(b)	Cash and cash equivalents:

Cash and cash equivalents are defined to include highly liquid securities with original terms to maturity of three months or less when purchased.

(c)	Inventory:

Inventory is valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in first-out basis and includes labour and overhead applied on a standard rate basis for work-in-progress and finished goods.

(d)	Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is calculated as follows:

Asset	Basis	Rate

Tools and equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Leasehold improvements	Straight-line	3 and 5 years
Computer hardware	Declining-balance	30%
Computer software	Declining-balance	100%
Assets under capital lease	Declining-balance	20%
Research and development equipment	Declining-balance	20%

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

(e)	Non-competition and intellectual property:

Non-competition and intellectual property are recorded at cost and are being amortized on a straight-line basis over a period of 3 to 5 years. The Company assesses the underlying value and amortization of non-competition and intellectual property by determining whether the unamortized balances can be recovered through undiscounted future operating cash flows attributed to the acquired assets over their remaining life. Any permanent impairment in the value of non-competition or intellectual property is written off against earnings.

(f)	Warranty:

The estimated future warranty obligations related to products sold are provided by charges to operations in the period in which the related revenue is recognized. Adjustments to the warranty provision are recorded as determinable.

(g)	Revenue recognition:

Revenue is recognized pursuant to contractual arrangements when title passes to the customer as goods are shipped and collection of the sales proceeds is reasonably assured.

(h)	Research and development:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain stringent conditions related to future recoverability. Research and development costs that are for the purchase of property, plant and equipment that have alternative future uses are capitalized and amortized over their estimated useful life (note 2(d)). Investment tax credits earned on qualified research and development expenditures for income tax purposes are recognized at their net realizable value and netted against the related expenditure.

(i)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. To the extent that realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

(j)	Foreign currency transactions:

The Company’s functional currency is the Canadian dollar. The Company translates its foreign currency denominated assets and liabilities and its integrated foreign operations into Canadian dollars using rates of exchange prevailing at the balance sheet dates for monetary items, historic exchange rates for non-monetary items (including amortization of property, plant and equipment) and average rates of exchange during the year for revenues and expenses. The resulting exchange gains or losses are charged to income.

(k)	Earnings per share:

Basic earnings per share (“EPS”) is computed by dividing net earnings by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is computed similar to basic EPS except that the weighted average number of shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding dilutive stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(l)	Stock-based compensation plans:

Effective August 1, 2001, the Company adopted the new Recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for stock-based compensation and other stock-based payments. The new Recommendations require that stock-based compensation issued by the Company on or after August 1, 2001 be measured at fair value. All stock-based payments to non-employees, and awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments are required to be recognized by a charge against earnings. At August 1, 2001, the Company had outstanding stock appreciation rights. The fair value of these outstanding awards at that date has been recognized by a charge against retained earnings of $153,476. As indicated in note 9(c), the Company has issued stock appreciation rights subsequent to August 1, 2001. Changes in the fair value of all stock appreciation rights during the reporting period are recorded in earnings.

The recommendations allow stock-based payments to employees either to be recognized in the measurement of earnings or an entity can elect to apply an alternative method. The Company has elected to continue to account for other employee stock option grants by the settlement method under which no compensation cost is recorded on grant. Pro forma information as if the fair value method had been applied is disclosed in note 9(c). Consideration paid by the employees on the exercise of stock options is credited to share capital.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

(m)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, useful lives for amortization and provisions for warranties and contingencies. Actual results may differ from these estimates.

3.	Inventory:

	2003	2002

Raw materials and work-in-progress	$6,478,502	$10,211,301
Finished goods	2,407,565	2,498,976

	$8,886,067	$12,710,277

During 2002, the Company recognized a pre-tax charge of $1,200,000 ($773,000 after-tax) for the write down of certain inventory acquired from Gyyr, Inc. The charge was for obsolete inventory used for sales and service of analog (VCR) recorder systems and was included in cost of sales.

4.	Investment:

During the year ended July 31, 2003, the Company sold its investment in SmartSight Networks Inc. (“SmartSight”) for cash consideration of $2,142,806, resulting in a gain before income taxes of $784,254. The gain has been included in other income. Subsequent to its acquisition in the year ended July 31, 2001 and prior to its sale, the Company’s investment in SmartSight was accounted for by the cost method.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

5.	Property, plant and equipment:

2003
		Accumulated	Net book
	Cost	amortization	value

Land and site preparation costs	$3,711,515	$—	$3,711,515
Tools and equipment	3,206,462	1,367,747	1,838,715
Office equipment	1,281,225	636,893	644,332
Leasehold improvements	582,270	534,020	48,250
Computer hardware	1,859,879	1,118,041	741,838
Computer software	1,519,756	1,345,612	174,144
Assets under capital lease	66,894	55,828	11,066
Research and development equipment	725,416	348,404	377,012

	$12,953,417	$5,406,545	$7,546,872

During the year ended July 31, 2003, the Company purchased 11.9 acres of land in Surrey, British Columbia for cash consideration of $3,178,000. An additional $533,515 was incurred relating to legal, project management and architectural services.

2002
		Accumulated	Net book
	Cost	amortization	value

Tools and equipment	$2,979,868	$936,394	$2,043,474
Office equipment	1,230,196	482,187	748,009
Leasehold improvements	530,820	524,980	5,840
Computer hardware	1,723,867	829,256	894,611
Computer software	1,171,466	1,063,050	108,416
Assets under capital lease	66,894	53,062	13,832
Research and development equipment	723,916	254,340	469,576

	$8,427,027	$4,143,269	$4,283,758

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

6.	Other assets:

2003
		Accumulated	Net book
	Cost	amortization	value

Non-competition agreements	$334,621	$194,722	$139,899
Intellectual property	8,918,597	3,742,512	5,176,085
Other	719,130	301,600	417,530

	$9,972,348	$4,238,834	$5,733,514

2002
		Accumulated	Net book
	Cost	amortization	value

Non-competition agreements	$334,621	$117,407	$217,214
Intellectual property	8,918,597	1,948,404	6,970,193
Other	719,130	124,131	594,999

	$9,972,348	$2,189,942	$7,782,406

7.	Bank loan:

Effective July 18, 2003 and subject to certain conditions being satisfied, the Company has a commitment from a Canadian Chartered Bank to make available to the Company an operating line of credit of $8,000,000 and an amortizing acquisition facility of $12,000,000. The operating line of credit will be committed for 364 days and bear interest at LIBOR + 1.25%. The acquisition facility will bear interest at LIBOR + 1.50% and require equal monthly principal payments plus interest over a five-year term. Amounts drawn under this credit agreement will be secured by substantially all assets of the Company.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

8.	Business combinations:

(a)	CCTV Products Division:

Effective September 12, 2001, the Company acquired the CCTV recording and networking assets of Gyyr, Inc.

The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired, and consideration paid are as follows:

Net assets acquired, at assigned values:
Inventory	$5,637,172
Property, plant and equipment	1,842,594
Software	6,486,995
Intellectual property	1,488,562
Accounts payable and accrued liabilities assumed	(1,768,430)

Cash consideration paid	$13,686,893

Effective September 12, 2001, the Company entered into a 90-day transitional services agreement with Gyyr, Inc. Services provided under the agreement included sales and marketing, manufacturing and inventory management, technical service, research and development and certain general and administrative functions. For these services, the Company paid Gyyr, Inc. a fee of US$400,000 per month. The cost of the fee plus certain Gyyr integration costs, totaling $2,502,134, were charged to integration expense.

(b)	Pan/Tilt/Zoom (“PTZ”) Acquisition:

Effective April 30, 2001, the Company acquired the PTZ product line, intellectual property and related assets from Gyyr, Inc.

The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and consideration given are as follows:

Net assets acquired, at assigned values:
Inventory	$1,115,751
Property, plant and equipment	765,262
Non-competition agreement	77,930
Intellectual property	77,930

Cash consideration paid, including $34,915 of direct acquisition costs	$2,036,873

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

9.	Share capital:

(a)	Authorized:

100,000,000	common shares without par value
10,000,000	preference shares without par value of which 1,450,000 are designated as Series A preferred shares

(b)	Issued:

	Number
	of shares	Amount

Common shares:
Balance, July 31, 2000	6,308,490	$6,376,974
Stock options exercised	6,000	8,220
Normal course issuer bid	(153,500)	(1,207,102)

Balance, July 31, 2001	6,160,990	5,178,092
Stock options exercised	180,000	333,500
Common shares issued	1,395,351	14,298,683
Normal course issuer bid	(89,400)	(1,025,980)

Balance, July 31, 2002	7,646,941	18,784,295
Stock options exercised	56,000	208,160
Normal course issuer bid	(234,400)	(1,316,756)

Balance, July 31, 2003	7,468,541	$17,675,699

At July 31, 2003, a total of 549,900 shares (2002 — 365,500) acquired under normal course issuer bids are held by the Company and have not been cancelled.

In October 2001, the Company sold 1,395,351 Special Warrants for net proceeds (after tax) of $14,298,683. Each Special Warrant was sold for $10.75 and entitled the holder to receive, without further payment, one Common Share and one-half of a Common Share Purchase Warrant upon the exercise or deemed exercise of each Special Warrant. Each whole Common Share Purchase Warrant is exercisable for a period of 18 months from closing and entitles the holder to purchase one additional Common Share at $13.25 per share. On December 12, 2001, the Special Warrants were converted to 1,395,351 Common Shares and 697,675 Common Share Purchase Warrants.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

9.	Share capital (continued):

(c)	Stock options:

The Company has a Long Term Share Compensation Plan (the “LT Plan”). The LT Plan provides for the granting of stock options, stock appreciation rights (“SARs”), deferred stock units (DSUs) and share bonuses to directors, officers, employees or other persons providing ongoing services to the Company or its subsidiaries. The awards granted under the LT Plan are subject to vesting and expiry requirements as imposed by the Board.

The Company has not awarded any stock-based compensation to non-employees during the years ended July 31, 2003 and 2002. No compensation expense has been recognized for stock options granted to employees under the LT Plan during the same period. Compensation expense for SARs has been recognized as described in note 2(l). The cumulative compensation expense as at July 31, 2003 is $46,733 (2002 — $65,902) which is recorded as contributed surplus.

A summary of the status of the Company’s stock options, including SARs, as of July 31, 2003, 2002, and 2001, and changes during the years ending on those dates, is presented below:

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Outstanding, beginning of year	705,166	$6.42	836,500	$4.83	571,500	$3.07
Granted	137,250	4.79	122,500	11.91	277,500	8.45
Exercised	(56,000)	3.72	(222,168)	3.02	(7,500)	(2.70)
Cancelled	(190,000)	6.73	(31,666)	9.55	(5,000)	(8.09)

Outstanding, end of year	596,416	$6.22	705,166	$6.42	836,500	$4.83

Exercisable, end of year	371,667		475,999		636,500

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

9.	Share capital (continued):

(c)	Stock options (continued):

The following tables summarize information about stock options not eligible to be exercised as SARs outstanding at July 31, 2003 and 2002.

2003	Options outstanding			Options exercisable

		Weighted-
	Number	average	Weighted-	Number	Weighted-
	outstanding	remaining	average	exercisable	average
	July 31,	contractual	exercise	at July 31,	exercise
Range of exercise prices	2003	life	price	2003	price

$1.36 to $2.06	206,500	1.48 years	$1.36	206,500	$1.48
$4.00 to $6.05	37,500	4.25 years	4.79	—	—
$8.00 to $10.88	100,500	2.20 years	9.60	71,333	2.11
$11.19 to $12.61	87,500	3.34 years	11.91	29,167	3.34

	432,000	2.26 years	$5.71	307,000	$1.80

2002
		Weighted-
	Number	average	Weighted-	Number	Weighted-
	outstanding	remaining	average	exercisable	average
	July 31,	contractual	exercise	at July 31,	exercise
Range of exercise prices	2002	life	price	2002	price

$1.36 to $2.06	212,500	3.19 years	$1.36	212,500	$1.36
$4.00 to $6.05	125,000	0.86 years	5.23	125,000	5.23
$8.00 to $10.88	185,500	3.58 years	8.87	102,166	8.76
$11.19 to $12.61	87,500	4.35 years	11.91	—	—

	610,500	3.00 years	$5.95	439,666	$4.18

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

9.	Share capital (continued):

(c)	Stock options (continued):

The following tables summarize information about SAR options outstanding at July 31, 2003 and 2002.

2003	SARs outstanding			SARs exercisable

		Weighted-
	Number	average	Weighted-	Number	Weighted-
Range of	outstanding	remaining	average	exercisable	average
exercise	July 31,	contractual	exercise	at July 31,	exercise
prices	2003	life	price	2003	price

$4.00 to $6.05	69,750	4.25 years	$4.79	—	$—
$8.00 to $10.88	59,666	1.34 years	$8.00	53,000	8.00
$11.19 to $12.61	35,000	2.14 years	$12.19	11,667	12.19

	164,416	2.74 years	$7.53	64,667	$8.76

2002	SARs outstanding			SARs exercisable

		Weighted-
	Number	average	Weighted-	Number	Weighted-
Range of	outstanding	remaining	average	exercisable	average
exercise	July 31,	contractual	exercise	at July 31,	exercise
prices	2002	life	price	2002	price

$8.00 to $10.88	59,666	1.50 years	$8.00	36,333	$8.00
$11.19 to $12.61	35,000	1.85 years	$12.19	—	—

	94,666	1.63 years	$9.55	36,333	$8.00

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

9.	Share capital (continued):

(c)	Stock options (continued):

The following pro forma financial information reflects the net earnings and basic earnings per share had the Company recognized stock-based compensation for stock options issued during the years ended July 31, 2003 and 2002 using a fair value method:

	2003	2002

Net earnings — as reported	$2,388,406	$1,104,211
Compensation expense (recovery) — as reported	(19,169)	(87,574)
Compensation expense — pro forma	(240,232)	(84,088)

Net earnings — pro forma	2,129,005	932,549
Basic earnings per share — as reported	0.32	0.16
Basic earnings per share — pro forma	0.28	0.13
Diluted earnings per share — as reported	0.31	0.15
Diluted earnings per share — pro forma	0.28	0.13

The pro forma amounts exclude the effect of stock options granted prior to August 1, 2001. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002

Expected life of the option in years	5	5
Volatility	40.7%	38.8%
Dividend yield	0.0%	0.0%
Risk-free interest rate	3.9%	4.1%

The weighted average fair value of stock options granted during the year ended July 31, 2003 was $4.79 per share (2002 — $4.74 per share).

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

10.	Change in non-cash working capital:

Sources (uses) of cash:

	2003	2002	2001

Accounts receivable	$2,390,085	$(4,759,774)	$(217,281)
Income taxes recoverable	260,685	(1,024,680)	383,305
Inventory	3,824,210	(2,765,092)	(443,464)
Prepaid expenses and deposits	1,017,298	(805,137)	(597,474)

	7,492,278	(9,354,683)	(874,914)
Accounts payable and accrued liabilities	(414,823)	(450,321)	(302,062)
Income taxes payable	—	(186,260)	186,260
Warranty reserve	(21,064)	110,000	(12,847)
Non-current liability resulting from settlement of claim	763,628	—	—

	327,741	(526,581)	(128,649)

Change in non-cash operating working capital	$7,820,019	$(9,881,264)	$(1,003,563)

The change in ending inventory disclosed in the consolidated balance sheets for fiscal 2002 and 2001 is a combination of the changes in inventory balances disclosed above adjusted for the cash paid for acquired inventory which is described in note 8(a) and the write down of Gyyr inventory.

	2003	2002	2001

Supplementary information:
Income taxes paid	$500,000	$—	$2,800,794
Income taxes received	1,076,182	569,387	—
Interest expense paid	81,931	204,577	—
Interest income received	155,521	66,293	348,593

11.	Income taxes:

Income tax expense attributable to income from operations differs from the amounts computed by applying the combined federal and provincial income tax rate of approximately 36.7% (2002 — 35.6%) (statutory federal and provincial income tax rate of 38.4% reduced by the application of a federal tax rate reduction allowable to companies carrying on manufacturing and processing activities) to earnings before income taxes as a result of the following:

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

11.	Income taxes (continued):

	2003	2002	2001

Earnings before income taxes	$3,600,958	$1,558,828	$8,690,963

Computed “expected” tax expense	$1,321,566	$554,943	$3,380,785
Non-taxable portion of capital gain	(143,911)	—	—
Other	34,897	(100,326)	13,445

	$1,212,552	$454,617	$3,394,230

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are:

	2003	2002

Future tax assets:
Compensatory and other accruals, deductible in future periods for income tax purposes	$309,256	$346,877
Share issue costs deductible in future periods for income tax purposes	229,715	307,329
Net capital losses carried forward	—	82,000

Total gross future tax assets	538,971	736,206
Less valuation allowance	—	(82,000)

Net future tax assets	538,971	654,206
Future tax liabilities:
Excess of net book value over undepreciated capital cost of capital assets and other assets	(1,387,537)	(764,394)
Investment tax credits accrued for financial reporting purposes	(203,267)	(258,193)

Total gross future tax liabilities	(1,590,804)	(1,022,587)

	$(1,051,833)	$(368,381)

Investment tax credits of $798,890 (2002 — $1,498,339; 2001 — $496,206) have been netted against gross research and development expenses. These investment tax credits are based on management’s best estimates and are subject to review by the Canada Customs and Revenue Agency.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

12.	Insurance proceeds:

The insurance proceeds received during fiscal 2001 relate to the settlement of a claim by terminated employees against the Company. The expenses related to this claim have been included in general and administration expenses.

13.	Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2003	2002	2001

Net earnings	$2,388,406	$1,104,211	$5,296,733

Average number of common shares outstanding:
Basic	7,523,052	7,046,745	6,183,777
Effect of dilutive stock options	198,702	404,094	397,857

Diluted	7,721,754	7,450,839	6,581,634

Share options to purchase 367,666 common shares at $8.00 to $12.25 per share were outstanding in 2003 (2002 — 198,000 common shares at $10.00 to $12.25 per share, 2001 — 62,247 common shares at $10.00 to $12.61 per share) but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares for the reporting period.

14.	Commitments:

(a)	Rental and operating leases:

Obligations under various rental and operating leases for premises are as follows:

2004	$553,125
2005	592,084
2006	556,036
2007	377,198
2008	223,766

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

14.	Commitments (continued):

(b)	American Building Corporation (formerly Ultrak Inc.):

During the year ended July 31, 2003, the Company settled a claim from prior years with American Building Corporation (formerly Ultrak Inc.). The settlement requires the Company make 8 payments of US$100,000 per year, with the first payment due on August 1, 2003, as compensation for past sales of certain products. The net present value of this obligation has been recorded and included in liabilities and in other expenses in the consolidated statements of earnings. In addition, the Company agreed to pay a 7% royalty fee on future sales of licensed products, which will be recorded at the time the licensed products are sold.

15.	Financial instruments:

(a)	Fair value:

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, the carrying amounts approximate their fair value due to their immediate or short-term to maturity.

(b)	Foreign currency:

The Company’s revenues are primarily generated from customers based in the United States and are denominated in US dollars. The Company had a total of US $6,652,055 in accounts receivable at July 31, 2003 (2002 — $6,423,827). For the year ended July 31, 2003, the Company has recorded $819,400 in foreign exchange losses (2002 — $623,231 foreign exchange gain; 2001 - $483,377 foreign exchange gain) on non-settlement of Canadian dollar accounts.

Since March of 2003, the Company has entered into forward exchange contracts to hedge its foreign currency exposure on US sales. The contracts oblige the Company to sell US dollars in the future at predetermined exchange rates. The contracts are matched with anticipated future sales in foreign currencies. At July 31, 2003, the Company has purchased contracts to sell US $7,600,000 (2002 — nil) in the next 11 months at rates ranging from 1.3662 to 1.4926, having a fair value loss of $76,426.

(c)	Concentration of credit risk:

The top 5 customers of the Company represent approximately 33% (2002 - 28%; 2001 — 35%) of total revenue. These customers represented 30% of the accounts receivable balance at July 31, 2003 (2002 — 30%).

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

16.	Contingencies:

Legal action related to the termination of an employee’s stock options is ongoing. Management of the Company has accrued its best estimate of the cost anticipated to be incurred with respect to this claim.

17.	Related party transactions:

The following table summarizes the Company’s related party transactions for the year:

	2003	2002	2001

Expenses:
Operating costs paid to a company owned by a person related to a director	$136,518	$142,952	$170,534

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The contract under which the operating costs described above are incurred is obtained from a related party through a competitive bid process.

18.	Segment disclosures:

The Company’s major product/service is the manufacturing and sale of security camera systems. The Company operates in three reportable segments: Mobile, Closed Circuit Television (CCTV) and Original Equipment Manufacturing (OEM). These reportable segments are strategic business units requiring different marketing strategies.

Inventory and property, plant and equipment can be used in multiple products and, therefore, are not differentiated according to operating segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

18.	Segment disclosures (continued):

Segment information:

2003	Mobile	CCTV	OEM	Total

Revenue	$8,628,508	$45,581,716	$2,426,167	$56,636,391
Cost of sales, including sales and marketing	6,004,603	31,588,497	1,786,660	39,379,760

Segment contribution	$2,623,905	$13,993,219	$639,507	$17,256,631

2002	Mobile	CCTV	OEM	Total

Revenue	$8,916,454	$47,334,581	$1,702,636	$57,953,671
Cost of sales, including sales and marketing	5,659,471	34,746,272	1,413,190	41,818,933

Segment contribution	$3,256,983	$12,588,309	$289,446	$16,134,738

2001	Mobile	CCTV	OEM	Total

Revenue	$9,687,871	$30,165,690	$187,306	$40,040,867
Cost of sales, including sales and marketing	5,489,207	19,105,284	178,065	24,772,556

Segment contribution	$4,198,664	$11,060,406	$9,241	$15,268,311

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

18.	Segment disclosures (continued):

Reconciliation of segment contribution:

	2003	2002	2001

Revenues	$56,636,391	$57,953,671	$40,040,867
Cost of sales	31,414,186	33,397,740	19,153,759

Gross margin	25,222,205	24,555,931	20,887,108
Sales and marketing	7,965,574	8,421,193	5,618,797

Segment contribution	$17,256,631	$16,134,738	$15,268,311

Geographic information:

Revenue includes sales from Canadian operations to geographic areas outside Canada for each fiscal year (sales from US operations are not significant).

	2003	2002	2001

United States	$43,612,983	$45,437,321	$31,678,916
International	10,659,259	10,875,860	5,539,004
Canada	2,364,149	1,640,490	2,822,947

Segment revenues	$56,636,391	$57,953,671	$40,040,867

19.	Reconciliation between Canadian GAAP and US GAAP:

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

19.	Reconciliation between Canadian GAAP and US GAAP (continued):

The amounts in the consolidated statements of earnings that differ from those reported under Canadian GAAP are as follows:

All amounts expressed in Canadian dollars	2003	2002	2001

Net earnings per financial statements	$2,388,407	$1,104,211	$5,296,733
Compensation expense (a)	—	—	(15,700)
Compensation expense (b)	—	—	(205,600)
Fair value of foreign currency contracts (c)	(76,426)	—	—

Net earnings according to US GAAP	$2,311,981	$1,104,211	$5,075,433

Basic EPS according to US GAAP	$0.31	$0.16	$0.82

Diluted EPS according to US GAAP	$0.30	$0.15	$0.77

Weighted average number of shares According to US GAAP	7,523,052	7,046,745	6,183,777

Weighted average number of shares According to US GAAP, diluted	7,721,754	7,450,839	6,581,634

(a)	Under US GAAP, when options are granted having an exercise price less than the market price on the date that the option is granted, compensation expense is recognized for the excess. This compensation expense is recognized straight-line over the vesting period.

(b)	During 2002, the Company adopted the new recommendations of CICA’s Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments as described in note 2(l). Under US GAAP, the SARs granted (note 9(c)), are accounted for as variable plan options with compensation expenses recognized to the extent that the period-end market price of exercised options exceeds the exercise price. As a result, no difference results in the year ended July 31, 2003 or 2002.

(c)	As described in note 15(b), at July 31, 2003, the Company has entered into forward exchange contracts to hedge its foreign currency exposure in US dollars. For US GAAP purposes, these contracts do not meet requirements for hedge accounting. Accordingly, changes in the fair value of the contracts are required to be included in the measurement of earnings as they occur.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

19.	Reconciliation between Canadian GAAP and US GAAP (continued):

(d)	In August 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company adopted SFAS 143 on August 1, 2002. The adoption of SFAS 143 did not impact the amounts reported historically for the Company’s financial condition or results of operations.

In October 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which replaces SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. The Company adopted SFAS 144 on August 1, 2002. The adoption of SFAS 144 did not impact the amounts reported historically for the Company’s financial condition or results of operations.

In May 2002, the FASB issued SFAS 145, “Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections” (“SFAS 145”). Among other things, SFAS 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction”, are met. The Company has not had early extinguishment of debt in fiscal 2003 or 2002.

In July 2002, the FASB issued SFAS 146, “Accounting for Restructuring Costs” (“SFAS 146”). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require entities to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company has recognized no restructuring costs to exit activities in fiscal 2003 or 2002.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. To the extent it applies to measurement, the provisions of FIN 45 have been considered in the preparation of these consolidated financial statements.

SILENT WITNESS ENTERPRISES LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended July 31, 2003, 2002 and 2001

19.	Reconciliation between Canadian GAAP and US GAAP (continued):

(d)	(continued)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and, to the Company, are applicable to existing variable interest entities as of August 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur or both to consolidate that variable interest entity. For periods prior to FIN 46 effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company does not believe that adoption of FIN 46 will impact its reported financial position, results of operations or cash flows.

MANAGEMENT DISCUSSION AND ANALYSIS

Fiscal 2003 was a year of significant achievements that include:

•	A 70 percent increase in revenue growth within the OEM sales division over the prior fiscal year.

•	The introduction of infrared illumination products geared toward capturing new sales in the burgeoning 24/7 mission critical surveillance segment.

•	The establishment of a customer feedback funnel that facilitates the rapid development and introduction of the latest field based feature requests into our digital recording products.

•	The introduction of a universal, standard product development process that more closely aligns the design and development efforts of our two Engineering offices with the requirements of our customers.

•	Fiscal 2003 revenue declined marginally to $56,636,000 from $57,954,000 in the prior fiscal year. Net income increased to $2,338,000 from the prior fiscal year’s total of $1,104,000.

•	Net income per Common Share was $0.32 on an average of 7,523,052 Common Shares Outstanding (the number of common shares issued and outstanding less the number of Common Shares repurchased and held by us but not cancelled), compared to $0.16 per common share in the prior year.

•	For fiscal 2003, cash used in operations was $13,389,036 ($5,569,017 cash from operations before changes in working capital) compared to the prior year’s total of ($3,737,154) $6,144,110 before changes in working capital.

Segmented Revenues and Profits

Segmented revenues and segmented contribution by industry segment for fiscal 2003, 2002 and 2001 were:

Summary Segmented Financial Information

	2003	2002	2001

Segmented Revenues
CCTV	$45,581,716	$47,334,581	$30,165,690
Mobile	8,628,508	8,916,454	9,687,871
OEM	2,426,167	1,702,636	187,306

	$56,636,391	$57,953,671	$40,040,867

Segmented Contribution(1)
CCTV	$13,993,219	$12,596,908	$11,060,406
Mobile	2,623,905	3,250,102	4,198,664
OEM	639,507	287,728	9,241

	$17,256,631	$16,134,738	$15,268,311

(1)	Gross margin less sales and marketing expense.

CCTV Products

1.	Sales of our CCTV products, which are sold primarily through distributors and system integrators, accounted for 80% of sales in fiscal 2003, compared with 82% and 75% of sales in fiscal 2002 and fiscal 2001, respectively. Sales within the division decreased marginally by $1,752,865 or 4% in fiscal 2003. The decrease in revenue occurred primarily due to the strengthening of the Canadian dollar relative to the US dollar.

2.	Gross margin in the CCTV business increased due to changes in product mix and cost reduction initiated during the fiscal year. The company continues increasing its unit sales of digital recorders as the market place adopts digital recorders over analogue recorders.

Mobile

Mobile revenue decreased by 3 percent to $8,628,508 for Fiscal 2003 compared to the prior fiscal year. Sales of school bus recorder systems declined due to school districts making spending cutbacks because of a decrease in state tax revenues. Gross margin for mobile products decreased as the company executed its strategy of maintaining market share though to compete against new competitors entering the market.

OEM Division

Sales of Digital Video Sensor System continue to increase as our partner rollouts their integrated product offering in the commercial sliding door market space. OEM revenues rose from $1,702,636 fiscal 2002 to $2,426,166 in fiscal 2003. Sales of products to The Stanley Works are expected to increase in fiscal 2004.

Geographic Revenues

Our non-North American revenue decreased by $216,601 or 2 percent to $10,659,259. Sales to the United States decreased by 4 percent to $43,612,983. Sales decreases in these two regions occurred because of the Canadian dollar strengthening relative to the US dollar and reduced the level of capital expenditures. Sales to our Canadian customers increased to $2,364,149 from the prior years total of $1,640,490.

For fiscal 2002, our non-North American revenue increased by $5,336,856 or 96 percent to $10,875,960. The increase was due to new CCTV products and the addition of two full time sales staff based in the UK. Sales to the United States increased by 43 percent to $45,437,321, but the rate of increase was adversely affected by the slower economic conditions in the U.S. Sales to our Canadian customers decreased to $1,640,490 from the prior years total of $2,922,947 reflecting the reduced level of capital expenditures in North America.

Report on Operations

Sales and Marketing

In fiscal 2003, our Sales and Marketing expenses totalled $7,965,574 or 14 percent of sales revenue compared with $8,421,193 or 15 percent of sales in fiscal 2002. Sales costs were controlled through a focused approach on trade shows and related marketing initiatives, and general cost control of other large budget items.

Sales and Marketing expenses totalled $8,421,193 or 15 percent of sales revenue in fiscal 2002. The increase in expenses at that time was from the addition of sales personnel in our Surrey, B.C. office, two additional people in the U.K., the addition of sales staff in several U.S. states and costs of our new sales and research and development office in Irvine, California.

General and Administrative

General and Administrative costs totalled $3,813,974 or 7 percent of revenue in fiscal 2003 compared with $4,424,851 or 8 percent of revenue in the prior fiscal year. Total General and Administrative expenses increased from $3,284,391 in fiscal 2000 to $3,643,149 in fiscal 2001. The increase resulted from higher costs for shareholder relations activities, bad debt expense due to the weaker North American economy, increases in salaries and rent costs related to additional space required by us during Fiscal 2001.

Total General and Administrative expenses totalled $4,424,851 or 8 percent of revenue in fiscal 2002. Salary costs increased by $515,054 due to addition of personnel for credit, accounting and information technology functions needed to service the higher level of sales and business activity. The reduction in our general and administrative costs expressed as a percent of sales, was due to our consolidating these functions in our Surrey, B.C. office as part of the business integration of the Gyyr assets. We also had an increase in legal costs of $105,094 during fiscal 2002 as a result of increased transactional activity.

Service

Our service team provides technical support to customers 24 hours a day, 7 days a week and performs warranty and non-warranty service and repair. Service costs for fiscal 2003 were $932,601 or 2 percent of sales compared to $1,093,026 or 2 percent of sales in fiscal 2002.

Research and Development

We continue to invest heavily in new product development and the enhancement of our existing product lines. The company is focusing on the financial and retail market for its Digital recording line and is introducing the first digital to digital solution for the mobile market. The company is also developing integrated infrared cameras and infrared illumination products for the 24/7 surveillance markets.

Current Research and Development initiatives include:

•	Continuous improvement of the existing rugged modular analog camera product line to achieve lower costs and increased features;

•	All Digital mobile recorder and IP camera solution;

•	Sustaining and new features for the Digital recorder line;

•	On-going development of the internet protocol camera system and successfully bringing it to market.

Research and Development expense was $4,299,927 (net of investment tax credits) or 8 percent of revenue for fiscal 2003. The increase was largely due to the company’s intensive research and development effort focused on their first total digital-to-digital recorder and IP video camera and server system.

In fiscal 2002, Research and Development expense totalled $3,325,501 (net of investment tax credits) or 7 percent of revenue. Through the elimination of redundant positions, and shrewd fiscal management, the company was able to maintain the budgeted expenditure levels within the department while continuing to enhance their product offerings for their customers.

Amortization

We purchased the CCTV assets of Gyyr, Inc. in September 2001 and $8,818,151 of the purchase price was allocated to property, plant and equipment and other assets. Most of those assets are being amortized over 5 to 7 years. Amortization, therefore, increased from $1,261,742 in fiscal 2001 to $3,215,345 in fiscal 2002.

During fiscal 2001 and the fourth quarter of fiscal 2000, we purchased the PTZ camera line of Gyyr, Inc. and the Micro Imaging Division (MID) of Welch Allyn Inc. Most of the increase in amortization expense from $693,209 to $1,261,742 in fiscal 2001 is related to the amortization of capital costs associated with these acquisitions.

Income Taxes

For fiscal 2003 our income tax expense totaled $1,212,552 compared with $454,617 in the prior year. The increase is due to increased profits. The effective tax rate of 33.7 percent was slightly lower than the expected rate of 37 percent because of Canadian manufacturing and processing tax credits and the deduction of financing costs.

Income tax expense decreased from $3,520,149 in fiscal 2000 to $3,394,230 in fiscal 2001. The effective tax rate of 29.1 percent was significantly lower (R&D tax credits that were not realized for prior years) than the expected rate of 41 percent. Our effective tax rate was approximately 41%. This is below the statutory rate of 45.6% due to Canadian manufacturing and processing tax credits and investment tax credits. During fiscal 2001, income taxes were 39% of pre-tax income. The income tax rate was lower than the expected 41% rate because of a cumulative adjustment recording the benefit of a larger than expected research and development tax credit earned in the prior year.

Human Resources

The focus of the Human Resources initiatives within the Company during fiscal 2003 continue to support the mandate of being an Employer of Choice, particularly in a climate of change and general uncertainty. Key criteria to measure the progress of this program include retention, employee satisfaction and professional development investment, and are communicated through the Balanced Scorecard, which is presented at quarterly Town Hall Meetings along with quarterly financial results and general information updates.

Employee Population

July 1999 101 July 2000 108 July 2001 116 July 2002 164 July 2003 152

Feedback shows that employees join and remain with the company for several reasons:

•	An entrepreneurial and autonomous environment
•	The opportunity to work on teams with great people
•	Cool technology in a growing industry
•	Significant investment in training and professional development
•	The opportunity to receive performance feedback and career planning
•	A culture of respect for diversity and individuality

The company offers a comprehensive and competitive compensation and benefits program that is tested against industry practice, on a regular basis. In addition to salary, the company provides an employee profit sharing program, interest free loans for computer purchases and payments for employee referrals, ideas, and patents and trademarks. In keeping with our small company culture, most social activities are family based.

In an industry where change is the norm, the company has made a serious commitment to professional development to ensure that employees remain current in terms of technology and soft skills for aspiring leaders. Our Lean initiative offers cost reductions and process improvements but requires all employees to upgrade their skills on a continuous basis. The company has provided a variety of support, including business communication skills training, software and technical training, and supervisory and soft skills development. A supervisory skills diploma program, developed on a modular delivery model, is in the process of being launched to lead hands, supervisors and high potential individuals.

In fiscal 2003 we commenced a measurement of effectiveness of our training dollar investment through a process of evaluation and testing. We also introduced a formalized profiling and testing process as a component of the recruiting process, particularly focusing on the soft skills of individuals.

The company is committed to a performance management program and employees receive formalized performance feedback, against goals established individually, that roll up to support departmental goals and the company plan.

We feel it is important to be active in our community and participate in a variety of local initiatives including the Fraser Valley Technology Network, sponsorship of the Junior Team Canada Trade Mission, university scholarships, career fairs, work experience and practicum programs.

Employees at Silent Witness support a number of community charities and often provide clothing and goods, and cook meals at a shelter for the homeless in Surrey.

In the latter part of fiscal 2003, significant recruiting effort resulted in the addition of several key additions to our sales force resulting in an expanded North American team with an increased focus on business development.

The Employee Opinion Survey of 2003 led to three key initiatives: Strategic Communication, Customer Service Improvement — Internal and External, and understanding and linking Compensation to Performance. As with prior surveys, again over 90% of employees stated they would refer Silent Witness to friends as a preferred place to work.

Foreign Currency Gain

The weakening Canadian dollar resulted in a pre-tax exchange loss of $819,400 in fiscal 2003 as compared to an exchange gain of $623,231 and $483,377 in fiscal years 2002 and 2001 respectively.

Other Income/Expense

During fiscal 2003, the Company recognized interest income of $30,607 as compared to an interest expense of $138,284 in fiscal 2002. As well, the Company sold its investment in SmartSight Networks Inc. for cash consideration of $2,142,806, resulting in a gain before income taxes of $784,254.

During the year ended July 31, 2003, the Company settled a claim from prior years with American Building Corporation (formerly Ultrak Inc.) The settlement requires the Company make 8 payments of US$100,000 per year, with the first payment due on August 1, 2003, as compensation for past sales of certain products. The net present value of this obligation has been recorded and included in liabilities and in other expenses in the consolidated statements of earnings. In fiscal 2003 the total expenses incurred is $1,304,050 of which $900,420 is the present value of the 8 payments and $403,630 of legal expenses. In addition, the Company agreed to pay a 7% royalty fee on future sales of licensed products, which will be recorded at the time the licensed products are sold.

During the fourth quarter of fiscal 2001, we received insurance proceeds of $710,107 (net of certain legal costs) related to the settlement of legal actions initiated by us against our insurance carrier, in relation to the settlement of certain claims made by certain of our former officers and employees. Those claims were settled in fiscal 2000 and the cost of the claims was charged as an expense in prior periods.

Liquidity and Capital Resources

Cash Resources and Liquidity

Working capital at the end of fiscal 2003 was $25,288,962 compared with $22,436,911 at the end of fiscal 2002. Our current ratio (current assets divided by current liabilities) increased from 3.8 to 5.95. Accounts receivable and inventory decreased due to operational efficiencies achieved during fiscal 2003.

We have a comprehensive secured lending arrangement with a Canadian commercial bank. The arrangement provides a 364-day committed operating line of credit totalling $8 million and an acquisition line of $12 million amortizing over five years. The borrowing cost is based on a spread of 1.25% to 1.5% over LIBOR, and the arrangement is secured by substantially all of our assets. During fiscal 2003, the company paid off the total outstanding amount of $2,376,459 on the principal operating line.

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items was $5,569,017 for fiscal 2003, compared with $6,144,110 in fiscal 2002. Cash flow in fiscal 2002 included the $2,502,134 for one-time business integration costs. In fiscal 2003, $7,820,019 of cash was realized for working capital reduction items compared with absorption $9,881,264 into working capital in the previous fiscal year.

Investing Activities

For fiscal 2003, investments in property, plant, equipment and other assets totalled $4,514,804. This total is inclusive of costs associated with the company’s purchase of 11.9 acres of land in Surrey, British Columbia for cash consideration of $3,178,000. As part of this transaction an additional $533,515 was incurred relating to legal, project management and architectural services.

The balance of $803,289 was invested in tooling ($220,756), software ($308,000) and office computers ($121,519), equipment ($102,000) and furnishings ($51,029).

During fiscal 2003 the company sold its investment in SmartSight Networks Inc. for cash consideration of $2,142,806, resulting in a gain before income taxes of $784,254.

Effective September 2001, we purchased, for approximately $15.5 million, (this included the assumption of $1,768,430 of debt) substantially all of the CCTV products and business of Gyyr, Inc. Gyyr specialized in analog and digital recording technologies and has multiplexers and network transmission products. The addition of these products to our existing line of cameras allowed us to design and sell complete security solutions to meet the increasing complex CCTV security needs of customers.

The acquisition also broadened our existing distribution channels. While we had historically sold the majority of our CCTV products through distributors, this acquisition opened opportunities for us with integrators and financial institutions.

The cost of this acquisition was allocated as follows:

Inventory	$5,637,172
Capital Assets	1,842,594

Application Software	6,486,995
Intellectual Property	1,488,562

$15,455,323

The acquisition of these assets was financed with cash on hand, the assumption of US$1,000,000 of liabilities, and a CDN$12,000,000 acquisition loan arranged under our credit agreement with a Canadian chartered bank. The U.S. $1,000,000 liability assumed was paid in full in fiscal 2002. The acquisition loan was paid in full from proceeds received from Special Warrant financing completed October 25, 2001.

During fiscal 2001, we invested $1,358,552 (including capitalized legal costs) for a 15% interest in Smartsight Networks Inc. (formerly ComLink Inc.). SmartSight is a privately held company specializing in video compression and wireless transmission. In conjunction with the investment, we entered into licensing agreements for certain technology at commercially advantageous rates.

In April 2001, the Pan/Tilt/Zoom (PTZ) camera product line of Gyyr Inc. was purchased for $2,036,873 (US $1,300,000) which represented approximately $1.1 million for inventory and $0.9 million for capital assets and intellectual property. We decided to purchase the PTZ line rather than developing it in-house as a faster and less expensive way to introduce a Silent Witness PTZ camera to market. The camera can pan 360 degrees, tilt in all directions and zoom-in on distant objects. It complements our existing line of stationary board cameras.

During fiscal 2002, we spent $1,429,997 for purchase of capital assets (fiscal 2001 — $1,003,470), the majority of which was for computer hardware and software, and tools and equipment necessary to support the growth of our business.

Financing Activities

During fiscal 2002, 180,000 Common Shares were issued upon the exercise of stock options for proceeds of $333,500 compared with 6,000 Common Shares issued upon exercise of stock options for aggregate proceeds of $8,220 in the previous fiscal year. At July 31, 2002, options with respect to 610,500 Common Shares were outstanding with exercise prices between $1.36 and $11.91 per share and share appreciation rights with respect to 94,660 Common Shares were outstanding with an exercise prices between $8.00 and $12.61.

On October 25, 2001 we completed a private placement of 465,117 Special Warrant Units at a price of $32.25 per Special Warrant Unit for gross proceeds of $15,000,023. Each Special Warrant Unit consisted of two Series A Special Warrants and one Series B Special Warrant. Each Special Warrant was exercised without payment of any additional consideration for one Common Share and one-half of one Share Purchase Warrant. Each whole Share Purchase Warrant is exercisable until April 25, 2003 and entitles the holder, on exercise, to acquire one Common Share at a price of $13.25, none of the warrants were exercised.

Normal Course Issuer Bid

On July 18, 2003 the company announced its intention to renew its normal course issuer bid, through the facilities of The Toronto Stock Exchange, to purchase up to 700,000 of its outstanding Common Shares or approximately 9% of its 8,018,441 issued and outstanding shares, or 10% of its public float. The bid will commence July 24, 2003 and terminate on the earlier of the expiry of twelve months from the commencement of the bid and the date upon which the company has acquired the maximum number of Common Shares permitted under the bid. Purchases may be made under the bid from time to time, at prevailing market prices and subject to the rules of the TSX. The company presently intends to either cancel the shares so purchased or utilize them to satisfy the company’s obligations under its employee share compensation plan.

The company does not believe that current market prices of the Common Shares reflect the underlying value of the company and accordingly believes that shares purchased at current prices is in the best interests of the company and its shareholders.

A normal course issuer bid for up to 700,000 Common Shares expires July 23, 2003. Under that bid the company had, as of July 18, 2003, purchased 234,400 Common Shares. After deducting the number of shares used to satisfy its obligations under exercised stock options during the last year, the company continues to hold 549,900 Common Shares at an average weighted price of Cdn. $7.53 per share.

Risk Management

Business Risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange

During 2003 the appreciation of the $U.S. to the CAN$, which had benefited the company for several years, reversed itself. Silent Witness did not follow a program of managing the risk in foreign exchange by transacting in forward contracts or acquiring other financial instruments to alleviate movements in exchange rates prior to 2003. For the most part, the decision to not hedge against the $U.S. in the past resulted in foreign exchange gains as the $U.S. appreciated.

In 2003 the decline of the $U.S. prompted the company to undertake a formal risk management program. This program has several facets. First, the company evaluated the natural hedges from expenditures it makes in $U.S. to offset its $U.S. cash inflows. Second, the company entered into a program of zero cost options with its bank where the strike price was determined monthly. Third, the company changed its strategy of holding cash balances in $U.S. and converted to CAN$ as soon as excess $U.S. cash balances were realized. Finally, the company purchased forward contracts to sell specific dollar amounts of $U.S. at specified prices through May of 2004.

This risk management program helped to reduce the extent of the loss, however, as shown in earlier parts of this report, the impact of this decline in value of the $U.S. has been significant.

Canadian Generally Accepted Accounting Principles

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), the application of which, conforms in all material respects for the periods presented with US GAAP, except as discussed in footnotes to the financial statements.